

SECURITIES 02019277 SSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED NOV 2 9 2002

SEC FILE NUMBER
8- 51483

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __October 1, 2001__ AND ENDING __September 30, 2002__
                                           MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

   ASB SECURITIES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

   1345 AVENUE OF THE AMERICAS - 43rd Floor
                              (No. and Street)

NEW YORK	NEW YORK	10105-4300
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

HOWARD GREEN	(212)698-3322
	(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

   JOEL E. SAMMET & CO.
               (Name — if individual, state last, first, middle name)

20 EXCHANGE PLACE	NEW YORK	NEW YORK	10005
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED

DEC 0 4 2002

THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, _____Howard Green_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____ASB SECURITIES, INC._____, as of _____SEPTEMBER 30_____, ___2002_, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

_____

_____
Signature

Senior Vice President
_____
Title

_____
Notary Public

LORRAINE D'AMATO
NOTARY PUBLIC, State of New York
No. 24-4663322
Qualified in Kings County
Commission Expires Sept. 30, 20 06

This report** contains (check all applicable boxes):

☒ (a) Facing page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JOEL E. SAMMET & CO.

CERTIFIED PUBLIC ACCOUNTANTS

20 EXCHANGE PLACE

NEW YORK, N.Y. 10005

JOEL E. SAMMET, C.P.A. (1925-1968)
DAVID R. SAFER, C.P.A.
BERNARD TURNER, C.P.A.
JEROME S. GRUBIN, C.P.A.
FRANKLIN M. JACOBSON, C.P.A.
STEVEN A. SOKOL, C.P.A.

TELEPHONE
(212) 269-8628

FAX
(212) 809-6185

Board of Directors
ASB Securities Inc.

In planning and performing our audit of the consolidated financial statements of ASB Securities Inc., for the year ended September 30, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. The Company is exempt from making quarterly securities examinations and exempt from obtaining and maintaining physical possession because of the exemptions provided by SEC rule 15c-3(k)(2)(B) and Regulation 17a-13(a).

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles.

Continued

Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2002, to meet the SEC's objectives.

RECOMMENDATIONS

NONE

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

New York, New York
November 1, 2002

ASB SECURITIES, INC.

FOCUS REPORT - FORM X-17A-5

PART I

SEPTEMBER 30, 2002

FORM X-17A-5

FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)

PART II [11]

10/85

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s):

1) Rule 17a–5(a) [16] 2) Rule 17a–5(b) [17] 3) Rule 17a–11 [18]

4) Special request by designated examining authority [19] 5) Other [26]

NAME OF BROKER-DEALER

ASB SECURITIES, INC. [13]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)

1345 AVENUE OF THE AMERICAS [20]

(No. and Street)

NEW YORK [21] NEW YORK [22] 10105 [23]

(City) (State) (Zip Code)

SEC FILE NO.

8-51483 [14]

FIRM ID. NO.

46585 [15]

FOR PERIOD BEGINNING (MM/DD/YY)

10/01/01 [24]

AND ENDING (MM/DD/YY)

09/30/02 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

HOWARD GREEN [30]

(Area Code)—Telephone No.

212-698-3322 [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT:

		OFFICIAL USE	
	[32]		[33]
	[34]		[35]
	[36]		[37]
	[38]		[39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [40] NO [41]

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [42]

EXECUTION:

The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the ____1st____ day of __November__ , __2002__

Manual signatures of:

1) _____
   Principal Executive Officer or Managing Partner

2) _____
   Principal Financial Officer or Partner

3) _____
   Principal Operations Officer or Partner

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

Name (If individual, state last, first, middle name)

JOEL E. SAMMET & CO.

| | 70 |

| ADDRESS | Number and Street | City | State | Zip Code |

20 EXCHANGE PLACE [71] NEW YORK [72] NEW YORK [73] 10005 [74]

Check One.

(X)   Certified Public Accountant   [75]   FOR SEC USE

( )   Public Accountant   [76]

( )   Accountant not resident in United States or   [77]
      any of its possessions

DO NOT WRITE UNDER THIS LINE ... FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD				
50	51	52	53				

10/85

JOEL E. SAMMET & CO.

CERTIFIED PUBLIC ACCOUNTANTS

20 EXCHANGE PLACE

NEW YORK, N.Y. 10005

JOEL E. SAMMET, C.P.A. (1925-1968)
DAVID R. SAFER, C.P.A.
BERNARD TURNER, C.P.A.
JEROME S. GRUBIN, C.P.A.
FRANKLIN M. JACOBSON, C.P.A.
STEVEN A. SOKOL, C.P.A.

TELEPHONE
(212) 269-8628

FAX
(212) 809-6185

INDEPENDENT AUDITORS' REPORT

Board of Directors
ASB Securities, Inc.

We have audited the accompanying financial condition of ASB Securities, Inc., as of September 30, 2002, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ASB Securities, Inc. at September 30, 2002, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Joel E. Sammet & Co.

New York, New York
November 1, 2002

ASB SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2002

NOTE 1   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. ASB Securities, Inc. is a broker/dealer registered with the National Association of Security Dealers. It does not hold any customer securities nor carry any customer accounts. All customer transactions are cleared through, and their securities and accounts are carried by, a member firm of the New York Stock Exchange and other major exchanges.

B. The Company maintains its books on the accrued method of accounting for both income tax and financial reporting purposes.

C. The Company is a wholly owned subsidiary of Arnhold and S. Bleichroeder Holdings, Inc.

NOTE 2   CUSTOMER PROTECTION

The Company is exempt from the Customer Protection Act by virtue of the exemption provided for by SEC Rule 15c3-3(k)(2)(i).

NOTE 3   REGULATORY REQUIREMENTS

The Company is a registered broker-dealer, and accordingly is subject to the Uniform Net Capital Rule 15C3-1 of the Securities and Exchange Commission and the capital rules of the National Association of Securities Dealers. The Company has elected to use the alternative net capital method permitted by the Rule, which requires the Company maintain minimum net capital, as defined, equal to 2% of aggregate debit items arising from customer transactions, as defined. At September 30, 2002 net capital was $1,314,793. The minimum required net capital was $250,000 leaving an excess net capital of $1,064,793.

NOTE 4   CUSTODY AND SAFEKEEPING

The Company is not required to conduct quarterly security counts because it is exempt therefrom by the provisions of Regulation 17a-13(a).

NOTE 5   TAXATION

The Company files with its parent a consolidated Federal return and separate State and City returns.

NOTE 6   RELATED PARTY TRANSACTIONS

In the normal course of business, the Company borrows securities from its parent and in turn lends the securities to other firms.

BROKER OR DEALER	ASB SECURITIES, INC.	N 2			100

STATEMENT OF FINANCIAL CONDITION

As of (MM/DD/YY) __09/30/02__ [99]

SEC FILE NO. __8-51483__ [98]

Consolidated ☐ [198]
Unconsolidated ☐ [199]

ASSETS

	Allowable	Nonallowable	Total
1 Cash .... $	13,869 [200]		$ 13,869 [750]
2. Cash segregated in compliance with federal and other regulations	[210]		[760]
3. Receivable from brokers or dealers and clearing organizations:			
A. Failed to deliver:			
1. Includable in "Formula for Reserve Requirements"	[220]		
2. Other	[230]		[770]
B. Securities borrowed:			
1. Includable in "Formula for Reserve Requirements"	[240]		
2. Other	1,000,300 [250]		1,000,300 [780]
C. Omnibus accounts:			
1. Includable in "Formula for Reserve Requirements"	[260]		
2. Other	[270]		[790]
D. Clearing organizations:			
1. Includable in "Formula for Reserve Requirements"	[280]		
2. Other	[290]		[800]
E. Other	[300]	$ [550]	[810]
4. Receivables from customers:			
A. Securities accounts:			
1. Cash and fully secured accounts	[310]		
2. Partly secured accounts	[320]	[560]	
3. Unsecured accounts		[570]	
B. Commodity accounts	[330]	[580]	
C. Allowance for doubtful accounts	( ) [335]	( ) [590]	[820]
5. Receivables from non-customers:			
A. Cash and fully secured accounts	[340]		
B. Partly secured and unsecured accounts	[350]	[600]	[830]
6. Securities purchased under agreements to resell	[360]	[605]	[840]
7. Securities and spot commodities owned, at market value:			
A. Bankers acceptances, certificates of deposit and commercial paper	[370]		
B. U.S. and Canadian government obligations	1,333,061 [380]		
C. State and municipal government obligations	[390]		
D. Corporate obligations	[400]		

OMIT PENNIES

BROKER OR DEALER		as of 09/30/02
	ASB SECURITIES, INC.	

STATEMENT OF FINANCIAL CONDITION

ASSETS

	Allowable	Nonallowable	Total
E. Stocks and warrants	$ [410]		
F. Options	[420]		
G. Arbitrage	[422]		
H. Other securities	[424]		
I. Spot commodities	[430]		$ 1,333,061 [850]
8. Securities owned not readily marketable:			
A. At Cost $ [130]			
B. At estimated fair value	[440] $	[610]	[860]
9. Other investments not readily marketable:			
A. At Cost $ [140]			
B. At estimated fair value	[450]	[620]	[870]
10. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:			
A. Exempted securities $ [150]			
B. Other $ [160]	[460]	[630]	[880]
11. Secured demand notes- market value of collateral:			
A. Exempted securities $ [170]			
B. Other $ [180]	[470]	[640]	[890]
12. Memberships in exchanges:			
A. Owned, at market value $ [190]			
B. Owned at cost		[650]	
C. Contributed for use of company, at market value		[660]	[900]
13. Investment in and receivables from affiliates, subsidiaries and associated partnerships	[480]	20,474 [670]	20,474 [910]
14. Property, furniture, equipment, leasehold improvements and rights under lease agreements: At cost (net of accumulated depreciation and amortization)	[490]	[680]	[920]
15. Other Assets:			
A. Dividends and interest receivable	[500]	[690]	
B. Free shipments	[510]	[700]	
C. Loans and advances	[520]	[710]	
D. Miscellaneous	[530]	17,190 [720]	17,190 [930]
16. TOTAL ASSETS	$ 2,347,230 [540]	$ 37,664 [740]	$ 2,384,894 [940]

OMIT PENNIES

| BROKER OR DEALER | ASB SECURITIES, INC. | as of 09/30/02 |

STATEMENT OF FINANCIAL CONDITION

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities *	Non-A.I. Liabilities *	Total
17. Bank loans payable:			
A. Includable in "Formula for Reserve Requirements"	$ [1030]	$ [1240]	$ [1460]
B. Other	[1040]	[1250]	[1470]
18. Securities sold under repurchase agreements		[1260]	[1480]
19. Payable to brokers or dealers and clearing organizations:			
A. Failed to receive:			
1. Includable in "Formula for Reserve Requirements"	[1050]	[1270]	[1490]
2. Other	[1060]	[1280]	[1500]
B. Securities loaned:			
1. Includable in "Formula for Reserve Requirements"	[1070]		[1510]
2. Other	[1080]	[1290]	1,000,300 [1520]
C. Omnibus accounts:			
1. Includable in "Formula for Reserve Requirements"	[1090]		[1530]
2. Other	[1095]	[1300]	[1540]
D. Clearing organizations:			
1. Includable in "Formula for Reserve Requirements"	[1100]		[1550]
2. Other	[1105]	[1310]	[1560]
E. Other	[1110]	[1320]	[1570]
20. Payable to customers:			
A. Securities accounts -including free credits of ... $ [950]	[1120]		[1580]
B. Commodities accounts	[1130]	[1330]	[1590]
21. Payable to non customers:			
A. Securities accounts	[1140]	[1340]	[1600]
B. Commodities accounts	[1150]	[1350]	[1610]
22. Securities sold not yet purchased at market value - including arbitrage of .... $ [960]		[1360]	[1620]
23. Accounts payable and accrued liabilities and expenses:			
A. Drafts payable	[1160]		[1630]
B. Accounts payable	[1170]		[1640]
C. Income taxes payable	[1180]		30,526 [1650]
D. Deferred income taxes		[1370]	[1660]
E. Accrued expenses and other liabilities	[1190]		[1670]
F. Other	[1200]	[1380]	[1680]

OMIT PENNIES

*Brokers or Dealers electing the alternative net capital requirement method need not complete these columns.

0/85

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER	ASB SECURITIES, INC.	as of 09/30/02

STATEMENT OF FINANCIAL CONDITION

LIABILITIES AND OWNERSHIP EQUITY (continued)

Liabilities	A.I. Liabilities *	Non-A.I. Liabilities *	Total
24. Notes and mortgages payable:			
A. Unsecured	$ [1210]		$ [1690]
B. Secured	[1211]	$ [1390]	[1700]
25. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings		[1400]	[1710]
1. from outsiders $ [970]			
2. Includes equity subordination (15c3-1 (d)) of $ [980]			
B. Securities borrowings, at market value: from outsiders $ [990]		[1410]	[1720]
C. Pursuant to secured demand note collateral agreements:		[1420]	[1730]
1. from outsiders $ [1000]			
2. Includes equity subordination (15c3-1 (d)) of $ [1010]			
D. Exchange memberships contributed for use of company at market value		[1430]	[1740]
E. Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	[1750]
26. TOTAL LIABILITIES	$ [1230]	$ [1450]	$ 1,030,826 [1760]

Ownership Equity

27. Sole proprietorship			$ [1770]
28. Partnership- limited partners $ [1020]			[1780]
29. Corporation:			
A. Preferred stock			[1791]
B. Common stock			1,000 [1792]
C. Additional paid-in capital			1,321,000 [1793]
D. Retained earnings			32,068 [1794]
E. Total			1,354,068 [1795]
F. Less capital stock in treasury			( ) [1796]
30. TOTAL OWNERSHIP EQUITY			$ 1,354,068 [1800]
31. TOTAL LIABILITIES AND OWNERSHIP EQUITY			$ 2,384,894 [1810]

OMIT PENNIES

*Brokers or Dealers electing the alternative net capital requirement method need not complete these columns.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER	ASB SECURITIES, INC.	as of 09/30/02

COMPUTATION OF NET CAPITAL

1. Total ownership equity (from Statement of Financial Condition — Item 1800).............................. $ 1,354,068 | 3480 |
2. Deduct. Ownership equity not allowable for net capital .... ( ) | 3490 |
3. Total ownership equity qualified for net capital.. 1,354,068 | 3500 |
4. Add:
   - A. Liabilities subordinated to claims of general creditors allowable in computation of net capital................. | 3520 |
   - B. Other (deductions) or allowable credits (List).. ▼ | 3525 |
5. Total capital and allowable subordinated liabilities.. $ 1,354,068 | 3530 |
6. Deductions and/or charges:
   - A. Total non-allowable assets from
     Statement of Financial Condition (Note B and C) .... $ 37,664 | 3540 |
     - 1. Additional charges for customers' and non-customers' security accounts .... | 3550 |
     - 2. Additional charges for customers' and non-customers' commodity accounts....................... | 3560 |
   - B. Aged fail-to-deliver: .... | 3570 |
     - 1. Number of items .... ▼ | 3450 |
   - C. Aged short security differences-less
     reserve of .... $ | 3460 | ▼ | 3580 |
     number of items................... | 3470 |
   - D. Secured demand note deficiency................................... | 3590 |
   - E. Commodity futures contracts and spot commodities – proprietary capital charges .... | 3600 |
   - F. Other deductions and/or charges .... | 3610 |
   - G. Deductions for accounts carried under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x) .. | 3615 |
   - H. Total deductions and/or charges .... (37,664) | 3620 |
7. Other additions and/or allowable credits (List)... | 3630 |
8. Net Capital before haircuts on securities positions .... $ 1,316,404 | 3640 |
9. Haircuts on securities: (computed, where applicable, pursuant to 15c3-1 (f)):
   - A. Contractual securities commitments .... | 3660 |
   - B. Subordinated securities borrowings .... | 3670 |
   - C. Trading and Investment securities:
     - 1. Bankers' acceptances, certificates of deposit and commercial paper .... ▼ | 3680 |
     - 2. U.S. and Canadian government obligations .... 1,611 | 3690 |
     - 3. State and municipal government obligations .... | 3700 |
     - 4. Corporate obligations .... | 3710 |
     - 5. Stocks and warrants........................ | 3720 |
     - 6. Options .... | 3730 |
     - 7. Arbitrage .... | 3732 |
     - 8. Other securities .... ▼ | 3734 |
   - D. Undue concentration.......................... | 3650 |
   - E. Other (list)...................... | 3736 | (1,611) | 3740 |
10. Net Capital .... $ 1,314,793 | 3750 |

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER	as of 09/30/02
ASB SECURITIES, INC.	

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT
Part A

11. Minimum net capital required (6-2/3% of line 19) .... $ _____ ☐ 3756

12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of

    subsidiaries computed in accordance with Note (A) .... $ _____ ☐ 3758

13. Net capital requirement (greater of line 11 or 12) .... $ _____ ☐ 3760

14. Excess net capital (line 10 less 13) .... $ _____ ☐ 3770

15. Excess net capital at 1000% (line 10 less 10% of line 19) .... $ _____ ☐ 3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition.. $ _____ ☐ 3790

17. Add:

  A. Drafts for immediate credit .... $ _____ ☐ 3800

  B. Market value of securities borrowed for which no

    equivalent value is paid or credited .... $ _____ ☐ 3810

  C. Other unrecorded amounts (List) .... $ _____ ☐ 3820 $ _____ ☐ 3830

18. Deduct: Adjustment based on deposits in Special Reserve Bank Accounts (15c3-1 (c) (1) (vii)) .... $ _____ ☐ 3838

19. Total aggregate indebtedness .... $ _____ ☐ 3840

20. Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10) .... % _____ ☐ 3850

21. Percentage of Aggregate Indebtedness to net capital *after* anticipated capital withdrawals

    (line 19 ÷ by line 10 less Item 4880 page 11) .... % _____ ☐ 3853

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT
Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3

    prepared as of the date of the net capital computation including both brokers or dealers

    and consolidated subsidiaries' debits .... $ _____ ☐ 3870

23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital

    requirement of subsidiaries computed in accordance with Note (A) .... $ 250,000 ☐ 3880

24. Net capital requirement (greater of line 22 or 23) .... $ 250,000 ☐ 3760

25. Excess net capital (line 10 less 24) .... $ 1,064,793 ☐ 3910

26. Percentage of Net Capital to Aggregate Debits (line 10 ÷ by line 17 page 8) .... % _____ ☐ 3851

27. Percentage of Net Capital, *after* anticipated capital withdrawals, to Aggregate Debits

    (line 10 less Item 4880 page 11 ÷ by line 17 page 8) .... % _____ ☐ 3854

28. Net capital in excess of the greater of:

  A. 5% of combined aggregate debit items or $120,000 .... $ 1,194,793 ☐ 3920

OTHER RATIOS
Part C

29. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d) .... % _____ ☐ 3860

30. Options deductions/Net Capital ratio (1000% test) total deductions exclusive of liquidating equity under

    Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x) ÷ Net Capital .... % _____ ☐ 3852

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

ASB SECURITIES, INC.

FOCUS REPORT - FORM X-17A-5

PART II

SEPTEMBER 30, 2002

BROKER OR DEALER	For the period (MMDDYY) from 10/01/01	3932	to 09/30/02	3933
ASB SECURITIES, INC.	Number of months included in this statement			3931

REVENUE   STATEMENT OF INCOME (LOSS)

1. Commissions:

   a. Commissions on transactions in listed equity securities executed on an exchange .... $ | | 3935

   b. Commissions on transactions in exchange listed equity securities executed over-the-counter.................... | | 3937

   c. Commissions on listed option transactions .... | | 3938

   d. All other securities commissions .... | | 3939

   e. Total securities commissions .... | | 3940

2. Gains or losses on firm securities trading accounts

   a. From market making in over-the-counter equity securities .... | | 3941

      i. Includes gains or (losses) OTC market making in exchange listed equity securities | 3943 |

   b. From trading in debt securities .... | | 3944

   c. From market making in options on a national securities exchange .... | | 3945

   d. From all other trading .... | | 3949

   e. Total gains or (losses) .... | | 3950

3. Gains or losses on firm securities investment accounts

   a. Includes realized gains (losses) .... | 4235 |

   b. Includes unrealized gains (losses) .... | 4236 |

   c. Total realized and unrealized gains (losses) .... | | 3952

4. Profits or (losses) from underwriting and selling groups .... | | 3955

   a. Includes underwriting income from corporate equity securities .... | 4237 |

5. Margin interest .... | | 3960

6. Revenue from sale of investment company shares .... | | 3970

7. Fees for account supervision, investment advisory and administrative services .... | | 3975

8. Revenue from research services .... | | 3980

9. Commodities revenue .... | | 3990

10. Other revenue related to securities business .... | | 3985

11. Other revenue .... 23,542 | 3995

12. Total revenue .... $ 23,542 | 4030

EXPENSES

13. Registered representatives' compensation .... $ | | 4110

14. Clerical and administrative employees' expenses .... | | 4040

15. Salaries and other employment costs for general partners, and voting stockholder officers ...... | | 4120

   a. Includes interest credited to General and Limited Partners capital accounts .... | 4130 |

16. Floor brokerage paid to certain brokers (see definition) .... | | 4055

17. Commissions and clearance paid to all other brokers (see definition) .... | | 4145

18. Clearance paid to non-brokers (see definition) .... | | 4135

19. Communications .... | | 4060

20. Occupancy and equipment costs .... | | 4080

21. Promotional costs .... | | 4150

22. Interest expense .... | | 4075

   a. Includes interest on accounts subject to subordination agreements .... | 4070 |

23. Losses in error account and bad debts .... | | 4170

24. Data processing costs (including service bureau service charges) .... | | 4186

25. Non-recurring charges .... | | 4190

26. Regulatory fees and expenses .... | | 4195

27. Other expenses .... 27,533 | 4100

28. Total expenses .... $ 27,533 | 4200

NET INCOME

29. Income (loss) before Federal income taxes and items below (Item 12 less Item 28) .... $ (3,991) | 4210

30. Provision for Federal income taxes (for parent only) .... (643) | 4220

31. Equity in earnings (losses) of unconsolidated subsidiaries not included above .... | | 4222

   a. After Federal income taxes of .... | 4238 |

32. Extraordinary gains (losses) .... | | 4224

   a. After Federal income taxes of .... | 4239 |

33. Cumulative effect of changes in accounting principles .... | | 4225

34. Net income (loss) after Federal income taxes and extraordinary items .... $ (3,348) | 4230

MONTHLY INCOME

35. Income (current month only) before provision for Federal income taxes and extraordinary items.................. $ (6,298) | 4211

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER ASB SECURITIES, INC.	as of	09/30/02

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKER-DEALERS UNDER RULE 15c3-3
(See Rule 15c3-3, Exhibit A and Related Notes)

CREDIT BALANCES

1. Free credit balances and other credit balances in customers' security accounts (see Note A. Exhibit A, Rule 15c3-3) .... $ `4340`

2. Monies borrowed collateralized by securities carried for the accounts of customers (see Note B) .... `4350`

3. Monies payable against customers' securities loaned (see Note C) .... `4360`

4. Customers' securities failed to receive (see Note D) .... `4370`

5. Credit balances in firm accounts which are attributable to principal sales to customers .... `4380`

6. Market value of stock dividends, stock splits and similar distributions receivable outstanding over 30 calendar days .... `4390`

7. **Market value of short security count differences over 30 calendar days old .... `4400`

8. **Market value of short securities and credits (not to be offset by longs or by debits) in all suspense accounts over 30 calendar days .... `4410`

9. Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer during the 40 days .... `4420`

10. Other (List) .... `4425`

11. TOTAL CREDITS .... $ 0 `4430`

DEBIT BALANCES

12. **Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Note E, Exhibit A, Rule 15c3-3 .... $ `4440`

13. Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver .... `4450`

14. Failed to deliver of customers' securities not older than 30 calendar days ...... `4460`

15. Margin required and on deposit with the Options Clearing Corporation for all option contracts written or purchased in customer accounts (See Note F) .... `4465`

16. Other (List) .... `4469`

17. **Aggregate debit items .... $ 0 `4470`

18. **less 3% (for alternative method only — see Rule 15c3-1 (f) (5) (i)) .... ( ) `4471`

19. **TOTAL 15c3-3 DEBITS .... $ `4472`

RESERVE COMPUTATION

20. Excess of total debits over total credits (line 19 less line 11) .... $ `4480`

21. Excess of total credits over total debits (line 11 less line 19) .... `4490`

22. If computation permitted on a monthly basis, enter 105% of excess of total credits over total debits .... `4500`

23. Amount held on deposit in "Reserve Bank Account(s)", including value of qualified securities, at end of reporting period....................... `4510`

24. Amount of deposit (or withdrawal) including $ `4515` value of qualified securities .... `4520`

25. New amount in Reserve Ba..': Account(s) after adding deposit or subtracting withdrawal including $ `4525` value of qualified securities .... $ `4530`

26. Date of deposit (MMDDYY) .... `4540`

OMIT PENNIES

FREQUENCY OF COMPUTATION

27. Daily `4332`   Weekly `4333`   Monthly `4334`

**In the event the Net Capital Requirement is computed under the alternative method, this "Reserve Formula" shall be prepared in accordance with the requirements of paragraph (f) of Rule 15c3-1.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER	ASB SECURITIES, INC.	as of 09/30/02

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKER-DEALERS UNDER RULE 15c3-3 (continued)

EXEMPTIVE PROVISIONS

28. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k) (1)—$2,500 capital category as per Rule 15c3-1 .... ▼ _____ | 4550 |

B. (k) (2)(A)—"Special Account for the Exclusive Benefit of customers" maintained .... X | 4560 |

C. (k) (2)(B)—All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm ▼ _____ | 4335 | _____ | 4570 |

D. (k) (3)—Exempted by order of the Commission .... _____ | 4580 |

Information for Possession or Control Requirements Under Rule 15c3-3

State the market valuation and the number of items of:

Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3. Notes A and B .... $ _____ | 4586 |

A. Number of Items .... _____ | 4587 |

2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3. Notes B, C and D .... $ _____ | 4588 |

A. Number of Items .... ▼ _____ | 4589 |

OMIT PENNIES

3. The system and procedures utilized in complying with the requirement to maintain physical possession or control of customers' fully paid and excess margin securities have been tested and are functioning in a manner adequate to fulfill the requirements of Rule 15c3-3 .... Yes _____ | 4584 | No _____ | 4585 |

NOTES

A—Do not include in item one customers' fully paid and excess margin securities required by Rule 15c 3-3 to be in possession or control but for which no action was required by the respondent as of the report date or required action was taken by respondent within the time frames specified under Rule 15c3-3.

B—State separately in response to items one and two whether the securities reported in response thereto were subsequently reduced to possession or control by the respondent.

C—Be sure to include in item two only items not arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

D—Item two must be responded to only with report which is filed as of the date selected for the broker's or dealer's annual audit of financial statements, whether or not such date is the end of a calendar quarter. The response to item two should be filed within 60 calendar days after such date, rather than with the remainder of this report. This information may be required on a more frequent basis by the Commission or the designated examining authority in accordance with Rule 17a-5(a)(2)(iv).

10/85

BROKER OR DEALER	ASB SECURITIES, INC.	as of	09/30/02

SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION

CUSTOMERS' REGULATED COMMODITY FUTURES ACCOUNTS

SEGREGATION REQUIREMENTS

1. Net ledger balance:
   A. Cash .... | 7010 |
   B. Securities (at market)... | 7020 |
2. Net unrealized profit (loss) in open futures contracts traded on a contract market................... | 7030 |
3. Exchange traded options:
   A. Add: Market Value of open option contracts purchased on a contract market.................. | 7032 |
   B. Deduct: Market Value of open option contracts granted (sold) on a contract market............... | 7033 |
4. Net equity (deficit) (total of 1, 2 and 3)................................ | 7040 |
5. Add accounts liquidating to a deficit and accounts with debit balances with no open trades .... | 7050 |
6. Amount required to be segregated (total of 4 and 5)........................... | 7060 |

FUNDS ON DEPOSIT IN SEGREGATION

7. Deposited in segregated funds bank accounts:
   A. Cash .... | 7070 |
   B. Securities representing investments of customers' funds (at market)...................... | 7080 |
   C. Securities held for particular customers or option customers in lieu of cash (at market)............... | 7090 |
8. Margins on deposit with clearing organizations of contract markets:
   A. Cash .... | 7100 |
   B. Securities representing investments of customers' funds (at market)...................... | 7110 |
   C. Securities held for particular customers or option customers in lieu of cash (at market)............... | 7120 |
9. Settlement due from (to) clearing organizations of contract markets...................... | 7130 |
10. Exchange traded options:
    A. Add: Unrealized receivables for option contracts purchased on contract markets .... | 7132 |
    B. Deduct: Unrealized obligations for option contracts granted (sold) on contract markets .... | 7133 |
11. Net equities with other FCMs.. | 7140 |
12. Segregated funds on hand:
    A. Cash .... | 7150 |
    B. Securities representing investments of customers' funds (at market)...................... | 7160 |
    C. Securities held for particular customers in lieu of cash (at market)...................... | 7170 |
13. Total amount in segregation (total of 7 through 12)........................ $ | 7180 |
14. Excess (insufficiency) funds in segregation (13 minus 6).......................... $ | 7190 |

BROKER OR DEALER		
ASB SECURITIES, INC.	as of	09/30/02

Ownership Equity and Subordinated Liabilities maturing or proposed to be
withdrawn within the next six months and accruals, (as defined below),
which have not been deducted in the computation of Net Capital.

Type of Proposed withdrawal or Accrual See below for code to enter	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (yes or no)
4600	4601	4602 $	4603	4604	4605
4610	4611	4612	4613	4614	4615
4620	4621	4622	4623	4624	4625
4630	4631	4632	4633	4634	4635
4640	4641	4642	4643	4644	4645
4650	4651	4652	4653	4654	4655
4660	4661	4662	4663	4664	4665
4670	4671	4672	4673	4674	4675
4680	4681	4682	4683	4684	4685
4690	4691	4692	4693	4694	4695

TOTAL $ | 4699*

OMIT PENNIES

*To agree with the total on Recap (Item No. 4880)

Instructions: Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

WITHDRAWAL CODE: DESCRIPTION

1.   Equity Capital
2.   Subordinated Liabilities
3.   Accruals
4.   15c3-1(c)(2)(iv) Liabilities

10/85

BROKER OR DEALER   ASB SECURITIES, INC.   For the period (MMDDYY) from __10/01/01__ to __09/30/02__

RECAP

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, which have not been deducted in the computation of net capital.

1. **Equity Capital**
   A. Partnership Capital:
1. General Partners .... $		4700
2. Limited		4710
3. Undistributed Profits......................................		4720
4. Other (describe below).....................................		4730
5. Sole Proprietorship		4735

   B. Corporation Capital:
1. Common Stock		4740
2. Preferred Stock		4750
3. Retained Earnings (Dividends and Other)....................		4760
4. Other (describe below).....................................		4770

2. **Subordinated Liabilities**
A. Secured Demand Notes......................................		4780
B. Cash Subordinations		4790
C. Debentures		4800
D. Other (describe below)		4810

3. **Other Anticipated Withdrawals**
A. Bonuses..		4820
B. Voluntary Contributions to Pension or Profit Sharing Plans		4860
C. Other (describe below)		4870
Total .... $		4880

4. **Description of Other**

   _____

   _____

   _____

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period .... $		357,416	4240
A. Net income (loss)		(3,348)	4250
B. Additions (Includes non-conforming capital of .... $	4262)	1,000,000	4260
C. Deductions (Includes non-conforming capital of .... $	4272)		4270
2. Balance, end of period (From Item 1800) .... $		1,354,068	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period .... $		4300
A. Increases		4310
B. Decreases.. (	)	4320
4. Balance, end of period (From item 3520) .... $		4330

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER	ASB SECURITIES, INC.	as of 09/30/02

FINANCIAL AND OPERATIONAL DATA

1. Month end total number of stock record breaks unresolved over three business days

		Valuation		Number	
A breaks long	$		4890		4900
B break short	$		4910		4920

2. Is the firm in compliance with Rule 17a-13 regarding periodic count and verification of securities positions and locations at least once in each calendar quarter? (Check one) ..... Yes ☐ 4930   No ☐ 4940

   A) If response is negative attach explanation of steps being taken to comply with Rule 17a-13.

3. Personnel employed at end of reporting period

   A. Income producing personnel 4950
   B. Non-income producing personnel (all other) ... 4960
   C. Total ... 4970

4. Actual number of tickets executed during current month of reporting period ... 4980

5. Number of corrected customer confirmations mailed after settlement date ... 4990

	No. of Items	Debit (Short Value)	No. of Items	Credit (Long Value)
6. Money differences	5000	$ 5010	5020	$ 5030
7. Security suspense accounts	5040	$ 5050	5060	$ 5070
8. Security difference accounts	5080	$ 5090	5100	$ 5110
9. Commodity suspense accounts	5120	$ 5130	5140	$ 5150
10. Open transactions with correspondents, other brokers, clearing organizations, depositories and interoffice and intercompany accounts which could result in a charge-unresolved amounts over 30 calendar days	5160	$ 5170	5180	$ 5190
11. Bank account reconciliations-unresolved amounts over 30 calendar days	5200	$ 5210	5220	$ 5230
12. Open transfers over 40 calendar days, not confirmed	5240	$ 5250	5260	$ 5270
13. Transactions in reorganization accounts- over 60 calendar days	5280	$ 5290	5300	$ 5310
14. Total	5320	$ 5330	5340	$ 5350

	No. of Items	Ledger Amount	Market Value
15. Failed to deliver 5 business days or longer (21 business day or longer in the case of Municipal Securities)	5360	$ 5361	$ 5362
16. Failed to receive 5 business days or longer (21 business day or longer in this case of Municipal Securities)	5363	$ 5364	$ 5365

17. Security concentrations (See instructions in Part I)

   A. Proprietary positions ... $ 5370
   B. Customers' accounts under Rule 15c3-3 ... $ 5374

18. Total of personal capital borrowings due within six months ... $ 5378
19. Maximum haircuts on underwriting commitments during the period ... $ 5380
20. Planned capital expenditures for business expansion during next six months ... $ 5382
21. Liabilities of other individuals or organizations guaranteed by respondent ... $ 5384
22. Lease and rentals payable within one year ... $ 5386
23. Aggregate lease and rental commitments payable for entire term of the lease

   A. Gross ... $ 5388
   B. Net . ... $ 5390

OMIT PENNIES

ASB SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED SEPTEMBER 30, 2002

Funds Were Provided By:	
Profit for the period	$ (3,348)
Additional paid in capital	1,000,000
Increase (decrease) in:	
Securities borrowed	27,700
Due to/from affiliate	(1,013,779)
Investments	(20,474)
Accrued expense and payable	17,830
Accrued interest receivable	11,938
Securities loaned	(27,700)
Net increase (decrease) in cash	(7,833)
Cash - October 1, 2001	21,702
CASH - SEPTEMBER 30, 2002	$ 13,869

Net capital per internal report $1,314,793

NET CAPITAL PER AUDITED REPORT $1,314,793